UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	01 May 2025 - “2025 Capital Markets Day”

99.1

Haleon plc: 2025 Capital Markets Day

01 May 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) is today hosting a Capital Markets Day for investors and analysts. Chief Executive Officer Brian McNamara and members of the Haleon Executive Team and the wider business will provide an update on the Company's strategy and outlook for growth.

Win as One strategy
As Haleon enters the next chapter of growth and transformation to become a world-class consumer company, it is today updating the market on its Win as One strategy. Centred around the ambitions to reach one billion more consumers by 2030 and generate industry-leading shareholder returns, its Win as One strategy will unlock the significant potential within Haleon, across three key areas:

Growth: Continued confidence in delivering sustainable 4-6% annual organic revenue growth over the medium-term
●	Leverage our global footprint, scale our innovations and capitalise on the strength and breadth of our brand portfolio.
●	Drive core penetration by closing the incidence versus treatment gap across our categories and through innovation-led premiumisation.
●	Drive increased penetration amongst lower income consumers, where we are currently under-penetrated today.

Productivity: Significant gross margin opportunity through optimising our supply chain
●	Drive more efficient and effective operations within our supply chain which from 2026, are expected to realise £800m of gross productivity savings, equally spread over the next five years.
●	This will provide capacity to invest for growth, whilst also helping to deliver on average 50-80 basis points of adjusted gross margin1 improvement per year.
●
Delivering these productivity initiatives will result in a c.30% reduction in working capital cycle and strong free cash flow generation. We expect capital expenditure to be c.4% of revenue, on average over the next 3-5 years.

Culture: Continuing to transform into a more agile, performance focused consumer company
●	Continue to evolve our processes and simplify the way we operate.
●	Unlock the full potential of our people building a consumer-first culture.

Brian McNamara, Chief Executive Officer of Haleon, said: "We've delivered on the commitments we made since demerger and have established strong foundations as a standalone company. We are now focused on unlocking the full potential of this company, as we transform Haleon into a world-class consumer company.

Our Win as One strategy will allow us to capitalise on the significant opportunity ahead, through a sharpened focus on driving penetration across our resilient and growing categories, alongside significant productivity gains through optimising our supply chain.

Taken together, these priorities will enable Haleon to deliver sustainable 4-6% organic revenue growth and high-single digit adjusted operating profit growth1, on an annual basis. I am confident in Haleon's exciting future and our ability to deliver significant value for all our stakeholders."

Medium term guidance
As reiterated during the Q1 2025 Trading Statement on 30 April, Haleon's financial guidance for 2025 is unchanged, at organic revenue growth of 4-6% with organic profit growth ahead of organic revenue growth.

From 2026, Haleon has updated its medium-term guidance2 as follows:

●	Maintained target of 4-6% annual organic revenue growth.
●	Increased expectations to target high-single digit adjusted operating profit growth at constant currency.

1. At constant currency.
2. Previous medium term guidance called for annual organic revenue growth of 4-6% and organic profit growth ahead of organic revenue growth.

Further details on Haleon Capital Markets Day
Haleon will host its Capital Markets Day in London, beginning at 13:00 BST (14:00 CEST). The event is expected to conclude at approximately 18:00 BST (19:00 CEST) and will include live question and answer sessions. The event will be webcast for those unable to attend in person and will be accessible from the dedicated Capital Markets Day 2025 site in the Investors section of Haleon's website https://www.haleon.com/investors/capital-markets-day).

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

Cautionary note regarding forward looking-statements
This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements.  Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 193 to 201 in Haleon's Annual Report and Form 20-F 2024. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. Subject to our obligations under English and US law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 01, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary